Filed by Energy XXI
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: EPL
Commission File No.: 001-16179

The following is a transcript of an interview by Jim Cramer on the television show, Mad Money, with John Schiller, Chairman and Chief Executive Officer of Energy XXI (Bermuda) Limited, on March 12, 2014.

Cramer: Two days ago, I was in the Gulf of Mexico, standing on the Ensco 99 oilrig off the coast of Louisiana, taking a helicopter, looking all over that area. Now remember, that was a rig that was working for Energy XXI, an oil and gas producer in the gulf whose CEO we spoke to right then and there. Fast forward to today and we’ve got some big news from these guys. Energy XXI is buying EPL Oil & Gas, another Gulf of Mexico play, for a total consideration of $2.3 billion, which works out to be a 37% premium to where EPL went out yesterday. I think the deal is exciting. But because part of the transaction is being funded with new stock, shares got slammed today. It was one of the worst performers in the market, down buck 83 or 7.83%. Hey, you know what, it could be a bargain. See, Energy XXI has a history of making acquisitions and then using science and technology to get more out of their newly purchased oilfields than anybody even thought was there. This EPL deal will create the largest publicly-held independent oil producer in the Gulf of Mexico shelf. That’s a company that will now have 10 prolific fields in the region. More important though, EPL has these deeper shelf assets that it hasn’t been able to exploit because its balance sheet was just too weak. However, the combined company will be able to explore these deeper shelf holdings which could lead to a lot of potential upside. Don’t take it from me though.

Cramer: Hey, let’s go back and check in with John Schiller, the Founder and Chairman and CEO of Energy XXI to hear more about this transformative deal and what it means for his company. Mr. Schiller, welcome back to Mad Money.

Schiller: Good to be back, Jim.

Cramer: Alright John, you say that big oil fields get bigger. Some people would say, “Wait a second. All you’re doing is putting together old oilfields and one old oilfield plus two old oilfields does not make a greater company.”

Schiller: Well, Jim, you know, we think that at the end of the day this is going to be the greatest acquisition we’ve done for our shareholders. The properties fit together like gloves. As I mentioned to you when we were out there looking at helicopters and boats, the synergies are amazing. But I think even more importantly for this deal, there’s over 4 billion barrels of oil left in the ground. If we get an incremental 5% out of that, we’re talking big amounts of additional reserves. Not to mention what we already have on the 2P and the 3P. And I think what makes a deal a great deal is we’re combining two companies who have different modes of expertise. They’ve done a really good job on the geoscience side. We’ve done a good job on production, authorization and technology. We’re going to apply some of our stuff to their fields. We’re going to apply some of their stuff to our existing fields. And I think at the end of the day it will be a great acquisition for Energy XXI.

Cramer: Alright, Gentlemen, let’s puzzle over that. Because when I saw the deal, I hadn’t read the terms; I just read the amount. And I said this is going to be terrific because it’s going to be big growth. And then we saw this kind of very difficult to structure three different ways that you can elect. Wasn’t that confusing to the market and maybe that pressured the stock and it would have been easier had you just taken down some debt?

Schiller: Yeah, but again, you get so many chances to make a deal. This was not a deal that was going to hang around. You look at the long-term picture like me and you talked about the other night, you know, you’ve got to make decisions as a board and as executives for the long term and getting this group of properties together, I promise you a year from now, as we pay down the debt, we get a much higher growth portfolio out of these two sets of assets. You’re going to see some great results.

Cramer: Alright, but let’s talk about the synergies because I know when I looked at the map (you gave great notes today on the deal), it looked like that some of these properties are actually in the same dome that your properties are. So I can imagine -- well, no one ever wants to be fired or see people fired -- but I can imagine you could do all that dome with just the same equipment we saw the other day, not two crews, not two separate personnel offices. There ought to be a lot of duplication.

Schiller: Exactly. Although I would say the biggest savings comes -- you know, we were sitting there looking at that helicopter -- a typical helicopter for me working five or six hours a day and I’m paying for 10. So that field West Delta 30 that you were looking at right off the helipad, all of a sudden we run our helicopter eight or nine hours and we do away with theirs, that they’re paying for a full 10 hours on. And same thing on boats. You saw the boats hanging around. You just get more efficiency of fixed assets. And that’s where you’re going to save a lot of money. You will do some on the headcounts out there. But a larger part from your fixed costs.

Cramer: Let me play doubting Thomas for a second. You were talking to me over and over again about $20 a barrel. You’re buying it at $20 a barrel. When I look at this, it came to $29 a barrel. That seemed to be less discipline than what you told me -- that you’re not that kind of buyer.

Schiller: Yeah, but two things. The 2P on this thing is $21 to $22 a barrel.

Cramer: The level that the SEC has said you can’t necessarily book but seems to be out there.

Schiller: Right. It’s probable reserves. But in our offshore world, those probable reserves have a high probability of becoming proved reserves. Mostly, they’re associated with reservoirs that are down-dipped from existing production or wells you drill in an area where you already have production. You have to be in a reservoir that’s already been penetrated and proven productive to book a probable.

Cramer: Alright, well, also the other synergy I thought was interesting. After having been out there, these things can blow over. You pay a huge amount of insurance. That goes away too.

Schiller: Yeah, exactly. You know, ballpark numbers, let’s say we’re doing 225 in insurance, they’re doing 100 million in insurance. You probably don’t have $325 going forward because you’re insuring against, you know, one of your platforms or two getting hit by a storm. You can’t have them all get hit. So that’s where you get some huge synergies. We think we’ll get $15,000,000 day one on that one. And probably $20,000,000 by year two.

Cramer: Now EPL is a good company. But throughout all the readings that I did today, it seems like that you either have the technological superiority or you’re using different kinds of oil service companies because I did feel that they’re not getting as much out of their oilfields as you showed us that you’re getting out of yours.

Schiller: Yeah, I mentioned that. I think their focus has been more on drilling wells and getting production, while ours has been on optimizing existing production and drilling wells through different technologies. I think we’re going to apply some horizontal drilling to two or three of their big fields. I think what they’re doing on their end geoscience wise and drilling up dip and dump flood, we’re going to apply to several of our fields. That’s why I think it’s a very good marriage of the two technical teams.

Cramer: There’s one thing we didn’t talk about when I was down there and I should have. Oil has been down for a bunch of days now. West Texas is really getting killed. There’s a big glut of oil in the Permian. Are we looking at this thing all wrong? Are you and I thinking that oil is going to go up over time all wrong? And that maybe what this is saying is there’s a big glut in America. And no matter what you do, you’re not going to bring the stock price up from here.

Schiller: Well, you know, we’re producing a lot of oil in America. No question about it. But we keep focusing on American oil while the rest of the world is short oil. And I think you’re going to see things that allow us to export. I also think the growth rate on oil starts slowing down. I don’t believe you can keep generating the amount of oil production growth we’re seeing. But primarily, when you look around the world, there’s a much different shortage than there is in the U.S.

Cramer: Right. So if we could export it, we would get a better world price.

Schiller: Exactly. What’s going on in Russia probably helps us.

Cramer: Alright, John. This is a big deal. I did not know you were this acquisitive. You said it over and over again. We’re acquisitive. Well, I guess you were acquisitive even when we were down there. Thank you so much. John Schiller, Chairman and CEO of Energy XXI, EXXI. Also, thank you for hosting our show.

Schiller: Thank you, Jim, for having me back.

Cramer: Okay. Guys, this stock got crushed. I don’t think that’s right. Frankly, this is an accretive deal. The numbers are going to go higher. It just seems wrong to me that it got this hammered. EXXI which I wasn’t really pushing hard when we were at the rigs, now I have to. Too cheap.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements concerning the proposed transaction, its financial and business impact, management's beliefs and objectives with respect thereto, and management's current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "intends," "likely," "will," "should," “promises,” "to be," and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur, what impact they will have on the results of operations and financial condition of Energy XXI, EPL or of the combined company. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed transaction, the timing of consummation of the proposed transaction, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of Energy XXI to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth. Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Energy XXI and EPL from time to time, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. The forward-looking statements included in this press release are made only as of the date hereof. Neither Energy XXI nor EPL undertakes any obligation to update the forward-looking statements included in this press release to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transactions, Energy XXI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Energy XXI and EPL that also constitutes a prospectus of Energy XXI. Each of Energy XXI and EPL also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Energy XXI and EPL with the SEC at the SEC's website at www.sec.gov. You may also obtain these documents by contacting Energy XXI’s Investor Relations department at (713) 351-3175 or via e-mail at IR@energyxxi.com or by contacting EPL's Investor Relations department at (713) 228-0711 or via email at mjensen@eplweb.com.

Participants in the Solicitation

Energy XXI and EPL and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Energy XXI's directors and executive officers is available in Energy XXI's proxy statement dated October 7, 2013, for its 2013 Annual Meeting of Shareholders. Information about EPL's directors and executive officers is available in EPL's proxy statement dated March 21, 2013, for its 2013 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement, Energy XXI proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Energy XXI or EPL using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.